Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED AUGUST 31, 2014

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2014 as compared to the three- and nine-month periods ended August 31, 2013. This MD&A is dated October 7, 2014, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2014, as well as the MD&A and audited consolidated financial statements including the notes thereto as at November 30, 2013. The interim consolidated financial statements for the three- and nine-month periods ended August 31, 2014 have not been reviewed by our auditors.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All monetary amounts set forth in this MD&A are expressed in Canadian dollars, except where otherwise indicated. References to $ and C$ are to Canadian dollars and references to US$ are to U.S. dollars.

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. The use of EGRIFTA™ refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases. EGRIFTA® is our registered trademark in the United States and it is used in that country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Additional information about the Company can be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

Our first product, EGRIFTA™ (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. From January 10, 2011 until April 30, 2014, EGRIFTA™ was marketed in the United States by EMD Serono, Inc., or EMD Serono. On December 13, 2013, we entered into an agreement with EMD Serono, or EMD Serono Termination Agreement, in order to regain the commercialization rights to EGRIFTA™ in the United States. The transaction closed on May 1, 2014.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

The EMD Serono Termination Agreement paved the way for a fundamental shift in our business plan. We are moving forward in the US market under a specialty pharmaceutical business model that is solely focused on our own product. All US activities are aimed directly at elevating the importance of treating excess abdominal fat in HIV-infected patients with lipodystrophy, for patients, health-care providers and third-party payors. Our goal is to increase the patient base, which will ultimately lead to higher revenues and cash flows. We also plan to leverage our US commercial experience to enhance our worldwide partnership initiatives, helping us to drive performance and become more proactive and responsive to partners’ needs.

The regaining of the US commercialization rights to EGRIFTA™ is also having a significant impact on our financial reporting in the periods following the May 1, 2014 closing date. Our revenues now include the full proceeds of sales of EGRIFTA™ to wholesalers and our expenses encompass all of the related marketing and distribution expenses, which were previously incurred by EMD Serono. We also have new financial obligations in the form of debt and royalties payable to EMD Serono.

Technical issues and other disruptive events at our third-party manufacturer caused us to suspend manufacturing of EGRIFTA™ in its 2mg presentation on February 14, 2014 and, at that time, there was no inventory of finished goods available. In order to replenish inventory and resume shipping as soon as possible, we reverted to the initial presentation of EGRIFTA™ (1mg vial), which was supplied to us without any commercial delays during the first two years of marketing the product. Shipping resumed in early September 2014. Several batches of EGRIFTA™ are currently in process with our third-party manufacturer and we expect to have sufficient quantities available to both meet market demand and steadily rebuild inventory in the months ahead.

On April 30, 2014, we announced that we received a notice of compliance (regulatory approval) for EGRIFTA™ in the 2mg presentation from Health Canada. We also announced that as of the same date, we entered into a termination agreement with Actelion Pharmaceuticals Canada Inc. (our former commercial partner for the Canadian market), pursuant to which we regained all of the rights to EGRIFTA™ in Canada. We have filed a Supplemental New Drug Submission seeking approval to commercialize EGRIFTA™ in its 1mg presentation in Canada and we are awaiting a response from Health Canada. In the meantime we are preparing for the Canadian market launch.

There were no material developments in the third quarter with respect to the European market and those markets served by sanofi, our commercial partner in Latin America, Africa and the Middle East, except in Israel where the Minister of Health cancelled the approval for registration of EGRIFTATM after a review of the data on file and after considering that the registration process was halted in Europe. sanofi advised us that it is assessing the opportunity to appeal the decision.

With the resumption of EGRIFTA™ shipments in September 2014, we expect our revenue stream to grow sufficiently to allow us to meet our financial obligations. If, however, we encounter significant setbacks in relation to projected sales levels and/or manufacturing and supply issues we will require additional funds in the next 12 months in order to meet our obligations and sustain operations. See “Financial Position” below.

Revenues

Prior to the closing of the EMD Serono Termination Agreement, our revenues were mainly composed of sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which included milestone payments and the amortization of the initial payment received from EMD Serono. From May 1, 2014, on, our revenues are essentially sales of EGRIFTA™, which were nil from May 1 to August 31, 2014 due to the supply shortage we experienced. Sales of EGRIFTA™ resumed in mid-September and, as of the date of this MD&A, demand for the product is building in a satisfactory manner and in accordance with our forecasts.

Consolidated revenue for the three- and nine-month periods ended August 31, 2014 was $4,000 and $4,069,000 compared to $2,177,000 and $6,307,000 in the comparable periods of fiscal 2013.

	2014	2013	2014	2013
(in thousands of Canadian dollars)	(3 months)		(9 months)

Sale of goods	—	786	675	2,223
Amortization of upfront payment	—	463	2,770	1,390
Royalties	4	928	624	2,684
Revenue	4	2,177	4,069	6,307

Revenue generated from the sale of goods in the three- and nine-month periods ended August 31, 2014 was nil and $675,000 compared to $786,000 and $2,233,000 in the comparable periods of fiscal 2013. Shipments to EMD Serono in the first quarter of 2014 represented all of the goods that were available in inventory and, with manufacturing suspended, there were no shipments in the second and third quarters.

Amortization of upfront payment in the three- and nine-month periods ended August 31, 2014 was nil and $2,770,000 compared to $463,000 and $1,390,000 in the comparable periods of fiscal 2013. With the closing of the EMD Serono Termination Agreement on May 1, 2014, all of the unamortized balance of the initial payment was recognized as revenue in the second quarter of 2014.

Royalties in the three- and nine-month periods ended August 31, 2014 were $4,000 and $624,000 compared to $928,000 and $2,684,000 in the comparable periods of fiscal 2013. Prior to May 1, 2014, royalties from EMD Serono were adversely affected by the previously described EGRIFTA™ supply shortage. With the closing of the EMD Serono Termination Agreement on May 1, 2014, EMD Serono is no longer selling EGRIFTA™ and is therefore no longer obligated to pay royalties to the Company.

Cost of Sales

The cost of sales in the three- and nine-month periods ended August 31, 2014 was $212,000 and $1,851,000 compared to $823,000 and $2,556,000 in the comparable periods of fiscal 2013. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2014 amounted to nil in the three-month period and $600,000 in the nine-month period compared to $678,000 and $1,940,000 in the comparable periods of fiscal 2013. Unallocated production costs were $212,000 and $1,251,000 in the three- and nine-month periods ended August 31, 2014 compared to $145,000 and $616,000 in the comparable periods of fiscal 2013. The higher unallocated production costs in the three-month period ended August 31, 2014 were principally fixed costs and costs associated with changing over from the 2mg to the 1mg presentation of EGRIFTA™. In the nine months ended August 31, 2014 unallocated production costs included fixed costs, changeover costs and inventory write downs.

R&D Expenses

R&D expenses, net of tax credits, in the three- and nine-month periods ended August 31, 2014 were $1,036,000 and $4,453,000 compared to $2,578,000 and $5,824,000 in the comparable periods of fiscal 2013. R&D expenses in 2013 included approximately $1,500,000 of costs related to our efforts to improve the lyophilization cycle used in the manufacture of EGRIFTA™. R&D expenses in 2014 are largely made up of expenses for the two Phase 4 clinical trials currently being conducted as well as staffing and regulatory expenses. Expenses related to the diabetic retinopathy study were $350,000 and $2,206,000 for the three and nine-month periods ended August 31, 2014, compared to $493,000 and $2,112,000 in the comparable periods of fiscal 2013. Expenses for the long-term safety study were $276,000 and $708,000 for the three and nine-month periods ended August 31, 2014, compared to $179,000 and $521,000 in the comparable periods of fiscal 2013.

Selling and Market Development Expenses

Selling and market development expenses amounted to $1,720,000 and $5,247,000 for the three- and nine-month periods ended August 31, 2014, compared to $59,000 and $190,000 in the comparable periods of fiscal 2013. The significant increase in expenses in fiscal 2014 is principally due to organization building and marketing initiatives tied to our reacquired commercialization rights for EGRIFTA™ in the United States market. In future periods, selling and market development expenses are expected to continue to be higher than in the past as we assume full responsibility for EGRIFTA™ marketing in the United States and Canada. In addition, following the closing of the EMD Serono Termination Agreement on May 1, 2014, selling and market development expenses now include the amortization of the intangible asset value established for the EGRIFTA™ commercialization rights. This amortization expense amounted to $432,000 and $576,000 in the three- and nine-month periods ended August 31, 2014.

General and Administrative Expenses

General and administrative expenses amounted to $914,000 and $3,254,000 in the three- and nine-month periods ended August 31, 2014, compared to $741,000 and $2,614,000 in the comparable periods of fiscal 2013. The increase in expenses in 2014 is largely temporary in nature and is principally due to professional fees.

Restructuring Costs

There were no restructuring costs in the three- and nine-month periods ended August 31, 2014. In the first three months of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. The recovery came as a result of a lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision established in conjunction with restructuring initiatives in 2012.

Net Financial Income

Finance income for the three- and nine-month periods ended August 31, 2014 was $66,000 and $294,000 compared to $107,000 and $433,000 in the comparable periods of fiscal 2013. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three-month period ended August 31, 2014 were $574,000 which included $508,000 of accretion on the $15,792,000 debt owed to EMD Serono under the terms of the EMD Serono Termination Agreement, as well as a foreign exchange loss of $45,000. For the nine-month period ended August 31, 2014, finance costs were $561,000, which was principally $678,000 of debt accretion, offset by a foreign exchange gain of $121,000. Finance costs were $8,000 and $79,000 in the comparable three- and nine-month periods of fiscal 2013.

Federal Investment Tax Credits

In the second quarter of fiscal 2014, the Company settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to its 1994 and 1995 taxation years, resulting in a refund of $4,110,000 ($1,650,000 of investment tax credit refund and $2,520,000 in interest less associated fees). This refund was received on July 3, 2014.

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Net Loss

Taking into account the revenue and expense variations described above, the net loss for the three-month period ended August 31, 2014 was $4,394,000, compared to a net loss of $1,935,000 in the comparable period of fiscal 2013. For the nine-month period ended August 31, 2014, the net loss was $6,921,000, compared to a net loss of $1,457,000 in the comparable period of fiscal 2013. On a per share basis, the net loss was $(0.07) in the three-month period August 31, 2014 compared to net loss of $(0.03) in the comparable period of fiscal 2013. In the nine-month period ended August 31, 2014, the net loss was $(0.11) per share compared to a net loss of $(0.02) per share in the comparable period of fiscal 2013.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2014			2013				2012
(In thousands of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sale of goods	—	—	$675	$311	$786	$996	$451	$1,375
Upfront and milestone payments	—	$2,450	$320	$320	$463	$463	$464	$868
Royalties and license fees	$4	$(57)	$677	$615	$928	$872	$884	$1,656
Revenue	$4	$2,393	$1,672	$1,246	$2,177	$2,331	$1,799	$3,899
Net profit (loss)	$(4,394)	$1,007	$(3,534)	$(2,598)	$(1,935)	$(1,382)	$1,860	$(4,341)
Basic and diluted profit (loss) per share	$(0.07)	$0.02	$(0.06)	$(0.04)	$(0.03)	$(0.02)	$0.03	$(0.07)

Revenue from the sale of goods in the second and third quarters of 2014 was nil due to a lack of inventory following the suspension of EGRIFTA™ manufacturing on February 14, 2014.

Revenue generated from sale of goods declined in fiscal 2013, reflecting lower shipments to EMD Serono and a lower selling price. The lower level of shipments was largely due to reductions in EMD Serono’s inventory as well as to a supply shortage, which occurred in the fourth quarter as a result of the manufacturing problems encountered earlier in the year. The lower selling price in 2013 was the result of the introduction of the new single-vial presentation of EGRIFTA™ in October 2012.

With the closing of the EMD Serono Termination Agreement on May 1, 2014, all of the $2,450,000 unamortized balance of the initial payment was recognized as revenue in the second quarter of 2014.

The lack of shipments in the second and third quarters of 2014 had a direct impact on royalties, which are almost entirely derived from the sales of EGRIFTA™ by EMD Serono. The lower royalties necessitated the adjustment of previous management estimates and resulted in the reported negative royalty revenue of $(57,000) in the second quarter of 2014.

The royalties and license fees reported for the fourth quarter of fiscal 2012 are for the 5-month period from July 1, 2012 to November 30, 2012 as they include royalties actually received in the three months ended September 30, 2012 as well as an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October and November 2012.

The net profit reported in the second quarter of 2014, takes into account $4,110,000 received in settlement of a dispute over an investment tax credit refund claim related to our 1994 and 1995 taxation years.

The net profit in the first quarter of 2013 resulted from the elimination of an onerous lease provision in the amount of $3,093,000, which was no longer required following the signing of an amended lease agreement with our landlord.

The net loss reported in the fourth quarter of fiscal 2012 includes restructuring costs of $4,526,000.

Financial Position

Cash flows generated from operating activities for the three-month period ended August 31, 2014 amounted to $156,000 (including the $4,170,000 tax credits reimbursement) compared to $615,000 in the comparable period of 2013. In the nine months ended August 31, 2014, cash flows uses in operating activities were $5,623,000 compared to $6,340,000 in the comparable period of 2013. As at August 31, 2014, liquidities, which include cash and bonds, amounted to $5,628,000 compared to $12,353,000 at November 30, 2013.

The closing of the transaction with EMD Serono on May 1, 2014, significantly changed the operations of the Company, which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee (note 10—long term debt) will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced. The Company ceased manufacturing again and, at that time, there was no inventory of finished goods available. A plan was developed based upon temporarily reverting to the initial presentation of EGRIFTATM (1mg vial), which was supplied without any commercial delays during the first two years of marketing the product. In early September 2014, shipping of EGRIFTATM resumed using the 1 mg presentation. The Company currently has funding to meet its financial obligations while it re-establishes its revenue stream.

If, however, it encounters significant setbacks in relation to projected sales levels, and/or manufacturing and supply issues, the Company will require additional funds in the next 12 months in order to meet its obligations and sustain operations. As of the date of this MD&A, there is no new funding agreement in place. These circumstances could result in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Contractual Obligations

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay EMD Serono an increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

Also under the terms of the EMD Serono Termination Agreement, the Company agreed to pay an early termination fee of US$20,000,000, or Early Termination Fee, evenly over a five-year period starting on the first anniversary of the closing date.

The obligation is initially recognized at fair value, calculated using the present value of expected payments, discounted using a risk-adjusted discount rate of 13.5%. Effective interest rate of 13.5% is calculated annually and accounted for in accretion of the obligation value.

In order to secure the payment of the Early Termination Fee, the Company agreed to grant EMD Serono a security interest on its present and future corporeal and incorporeal movable property related to EGRIFTATM until such time as the Early Termination Fee has been reimbursed in full to EMD Serono. Thereafter, the Company and EMD Serono agreed to reduce the security interest to all present and future, corporeal and incorporeal movable property related to EGRIFTATM in the United States only to secure the payment of the Royalties.

In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Company before November 1, 2015, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after November 1, 2015, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

Long-term obligation is payable as follows:

	Capital	Accrued Interest	Total
	$	$	$
Less than one year	2,309,000	2,040,000	4,349,000
Between one and five years	12,803,000	4,594,000	17,397,000
	15,112,000	6,634,000	21,746,000

The Company is responsible for all of the costs of the long-term observational safety study evaluating the safety of long-term administration of EGRIFTA™. The total costs of the study are estimated to average $2,600,000 per year, over a fifteen-year period. From the beginning of the study until August 31, 2014, $2,642,000 has been spent on this study. The Company is also responsible for the Phase 4 clinical trial to assess whether EGRIFTA™ increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The trial is estimated to cost $20,000,000. Expenditures to date amount to $6,713,000.

During the third quarter, the Company received a notice of lease termination from its landlord. Consequently, in accordance with the terms of its amended lease agreement, the Company will be relocating in the first quarter of fiscal 2015. While potential new locations have been identified, a new lease has yet to be signed.

As at August 31, 2014, the minimum payments required under the terms of the non-cancellable lease are as follows:

$
Less than one year	34,000

Financial Risk Management

Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The following are amounts due on the contractual maturities of financial liabilities as at August 31, 2014 and November 30, 2013:

				August 31, 2014
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,533,000	5,533,000	5,533,000	—	—
Long-term obligation	15,792,000	21,746,000	4,349,000	17,397,000	—
	21,325,000	27,279,000	9,882,000	17,397,000	—

				November 30, 2013
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,371,000	3,371,000	3,371,000	—	—
	3,371,000	3,371,000	3,371,000	—	—

Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily long term debt, sale of goods, and expenses incurred in US dollars.

From time to time, the Company enters into forward foreign exchange contracts. No forward foreign exchange contract was outstanding as of August 31, 2014 and November 30, 2013.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive income (loss) to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive income (loss). The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

August 31, 2014
US$
Cash	130,000
Accounts payable and accrued liabilities	(3,402,000)
Long-term obligation	(14,524,000)

Total exposure	(17,796,000)

November 30, 2013
US$
Cash	858,000
Trade and other receivables	408,000
Accounts payable and accrued liabilities	(1,356,000)

Total exposure	(90,000)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and long-term obligation bear no interest.

Recent Changes in Accounting Standards

New Standards Issued but not yet Adopted

IFRS 9, Financial Instruments

On July 24, 2014, the IASB issued the final version of IFRS 9, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018, however an entity may elect to apply earlier versions of IFRS 9 if the entity’s relevant date of initial application is before February 1, 2015.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Standards Adopted

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation: Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated statements of an entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated interim financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated interim financial statements.

Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes the costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits. The adoption of this standard had no impact on the Company’s consolidated interim financial statements.

Outstanding Share Data

On October 7, 2014, the number of common shares issued and outstanding was 61,010,603 while outstanding options granted under our stock option plan were 1,862,669.

Internal Control

No change has occurred in our internal control over financial reporting during the period beginning on June 1, 2014 and ending on August 31, 2014.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2013 MD&A.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding our capacity to increase the patient base of EGRIFTATM in the United States and to generate higher revenues and cash flow therefrom and our expectations regarding the quantity of EGRIFTATM available to meet market demand and rebuild our inventory.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the manufacturing of lots of EGRIFTATM will meet the product specifications and pass routine testing, no delay will be encountered in connection with the planned manufacturing schedule, the packaging and shipping of new lots of EGRIFTATM, we will be able to increase our patient base in the United States through our educational efforts vis-à-vis physicians, patient demand for EGRIFTATM will increase over time in the United States despite the past drug shortage and the relationships with our commercial partners and third-party suppliers will be conflict-free and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, but are not limited to, the following: the risk that problems occur in the manufacturing of lots of EGRIFTATM, the risk that new lots of EGRIFTATM fail routine testing and become unavailable for distribution resulting in a potential drug shortage, the risk that we are unable to grow the patient base for EGRIFTATM in the United States and that our commercial operations do not generate high revenues and require that we seek financing through the issuance of equity, debt-securities or the sale of assets in order to continue our operations, the risk that conflicts occur with our third-party suppliers jeopardizing the manufacture and/or commercialization of EGRIFTATM, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that, even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com for additional risks regarding the Company and its operation. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.